October 17, 2011

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.
Form 10-K
Filed February 28, 2011
File No. 0-00981

Dear Ms. Thompson:

This letter is in response to your letter dated September 16, 2011, received on September 19, 2011. The Company requested an extension until October 17, 2011 to respond to the comments and received your approval for this extension. A letter confirming the request for the extension and the agreed upon response date was filed through EDGAR on September 20, 2011. Your letter provides comments regarding certain disclosures contained in the Publix Super Markets, Inc.’s (the Company) 2010 Form 10-K. This letter is intended as a response to each of your comments. Proposed changes or additions to the applicable disclosures are in bold.

Form 10-K for the Fiscal Year Ended December 25, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Liquidity and Capital Resources, page 10

1.

We have reviewed your response to comment one in our letter dated July 25, 2011. Since your proposed revisions are merely recitations of changes evident from the face of the financial statements, we reissue our prior comment. Please provide in future filings a more informative analysis and discussion of changes in operating cash flows for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example, rather than merely stating that cash received from customers increased and was partially offset by the increase in cash paid to employees and suppliers, which a reader could determine from the face of your statements of cash flows, explain why these items increased and explain why the change in these items was relatively flat from 2008 to 2009 but the increase was more significant from 2009 to 2010. To the extent you believe that you have already provided these explanations elsewhere within your MD&A narrative, you may cross-reference such disclosures; however, your disclosures in the aggregate should be sufficient to provide your readers with management’s insight into the underlying reasons that caused net cash provided by operating activities to increase approximately 13% from 2008 to 2009 and again from 2009 and 2010. Since it does not appear to us that your current disclosures achieve this objective, please revise.

The Company will revise its future filings and expects to modify the language similar to the following:

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and long-term investments totaled $3,701.9 million as of December 25, 2010, as compared with $2,567.5 million as of December 26, 2009. This increase is primarily due to the Company generating $2,266.0 million from net cash provided by operating activities for 2010 of which $943.0 million was invested in short-term and long-term investments.

Net cash provided by operating activities

Net cash provided by operating activities was $2,266.0 million for 2010, as compared with $1,998.2 million and $1,772.9 million for 2009 and 2008, respectively. The increase in cash provided by operating activities for 2010 as compared with 2009 was primarily due to a $176.7 million increase in net earnings. The increase in cash provided by operating activities for 2009 as compared with 2008 was primarily due to a $71.7 million increase in net earnings and an $88.1 million decrease in income taxes paid. The decrease in income taxes paid was primarily due to a federal income tax overpayment in 2008 that was applied in 2009. Any net cash in excess of the amount needed for current operations is invested in short-term and long-term investments.

Results of Operations, page 13

2.

We have reviewed your response to comment two in our letter dated July 25, 2011. Since your sample disclosure revisions do not adequately address the items requested by our comment, we reissue our prior comment. Accordingly, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify. In regards to your proposed disclosures, we note that you do not quantify the change in rent, utilities, and repair and maintenance expense, or the other factors contributing to the change in your operating and administrative expenses. You also do not explain why such items increased or decreased between periods. In regards to the reason for your comparable store increase in fiscal 2010, please expand on the factors contributing to an increase in customer counts, such as any changes in product mix, selling prices, promotional activity, and/or geographical trends. Please note that the nature of this comment should be applied to the rest of your results of operations discussion, not just the examples included herein. Considering that certain expenses within individual line items may not track closely with changes in sales, please quantify changes between periods in dollars as well as on a percentage of sales basis. In responding to our comment and drafting future disclosures, please strive to ensure that your disclosures in future filings satisfy the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

—	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

—	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

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to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

The Company will revise its future filings to expand its discussion on comparable sales and factors contributing to a material change in a financial statement line item between business periods when there are two or more reasons described for each change. Overall, the Company’s expenses generally track relatively closely with sales. The Company expects to modify the language similar to the following. As applicable changes for the 2011 versus 2010 comparison will be made in future filings, the following changes do not include the comparisons for 2009 versus 2008.

Sales

Sales for 2010 were $25.1 billion as compared with $24.3 billion in 2009, an increase of $814.3 million or a 3.3% increase. The Company estimates that its sales increased $254.9 million or 1.0% from new supermarkets (excluding replacement supermarkets) and $559.4 million or 2.3% from comparable store sales (supermarkets open for the same weeks in both periods, including replacement supermarkets). Sales for supermarkets that are replaced on site are classified as new supermarket sales since the replacement period for the supermarket is generally 9 to 12 months. Comparable store sales for 2010 increased primarily due to increased customer counts resulting from a better economic climate in 2010.

Operating and administrative expenses

Operating and administrative expenses as a percentage of sales were 21.1%, 21.6% and 21.1% in 2010, 2009 and 2008, respectively. The decrease in operating and administrative expenses as a percentage of sales for 2010 as compared with 2009 was primarily due to decreases in rent, utilities and repairs and maintenance expense. Rent expense decreased by $26.9 million or 0.1% of sales primarily due to a decrease in rent related to closed supermarkets. Utilities expense decreased by $19.8 million or 0.1% of sales primarily due to lower electrical rates in 2010. Repairs and maintenance expense decreased by $13.0 million or 0.1% of sales primarily due to better expense control.

Net earnings

Net earnings were $1,338.1 million or $1.70 per share, $1,161.4 million or $1.47 per share and $1,089.8 million or $1.33 per share for 2010, 2009 and 2008, respectively. The increase in net earnings for 2010 as compared with 2009 was primarily due to increases in gross profit and investment income, net and decreases in rent, utilities and repairs and maintenance expense, as noted above.

Financial Statements and Supplementary Data, page 19

Notes to Consolidated Financial Statements, page 29

(1)	Summary of Significant Accounting Policies, page 29

(a)	Business, page 29

3.	We have reviewed your response to comment four in our letter dated July 25, 2011 and have the following comments:

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Please tell us which individual(s) make up your chief operating decision maker (“CODM”) role under ASC 280-10-50-5 and clarify whether or not your CODM regularly reviews the operating results of your convenience stores, liquor stores, and/or Crispers restaurant in assessing performance and allocating resources. Also tell us if discrete financial information for those operations is available. If these operations do have discrete financial information and their results are regularly reviewed by your CODM but they do not meet the necessary criteria for aggregation with your grocery stores, please tell us how you considered disclosing these operations in an “all other” category for segment purposes pursuant to ASC 280-10-50-15. If these operations do not meet the definition of an operating segment, please tell us why separately disclosing convenience store, liquor store, and restaurant revenues would be inconsistent with the intent of ASC 280-10-50-40 or not beneficial to investors.

The Company’s President is the CODM as defined under ASC 280-10-50-5 and is responsible for assessing performance and allocating resources for the supermarket segment, including convenience stores and liquor stores. The Company’s CEO is the CODM for the Crispers restaurants (sold in July 2011). They review weekly financial reports at the corporate, division and department level that include the operations of the convenience stores, liquor stores, and/or Crispers restaurants. Although these operations do have discrete financial information and their results are regularly reviewed by the Company’s CODM, they do not meet any of the three quantitative thresholds that require disclosure as separate operating segments under ASC 280-10-50-12. The individual and combined revenues, profits and assets for convenience stores, liquor stores and Crispers restaurants represent less than 10% of total Company revenues, profits and assets.

As part of the review of these operations, the Company determined that it should not be separately reporting its number of liquor stores. The liquor part of a supermarket has a separate entrance due to regulatory requirements. However, this area is managed by the supermarket manager and the product sold is either the same product sold in the adjacent supermarket or a product line extension. Liquor sales are included in the Grocery category of the adjacent supermarket, consistent with the categorization of beer and wine sales. Therefore, the Company will discontinue reporting its number of liquor stores as these are managed as a part of the adjacent supermarkets.

The individual and combined revenues, profits and assets for convenience stores and Crispers (sold in July 2011) represent less than 1% of total Company revenues, profits and assets. Since these operations are not material, the Company does not believe separately disclosing these operations is required under ASC 280-10-50-40 or beneficial to investors.

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We note from your response that reporting for all of your stores, including convenience stores and liquor stores, is divided into districts, regions and divisions. We also note your statement that each reporting unit has a manager, director and division vice president that ultimately report to the CEO. Please describe to us in more detail the level of discrete financial information that is provided to your CODM, including whether your CODM receives any regular information about your districts, regions or divisions. Your response should also explain what type of information is conveyed by the managers, directors and division vice presidents to your CEO during phone calls or meetings. Please note that if discrete financial information is provided verbally to your CODM on a regular basis at a level below the consolidated level, this may indicate the presence of operating segments below the consolidated level.

Your comment above describes the function of retail operations which is the responsibility of the Company’s President who reports to the CEO. The President reviews several weekly financial reports at the corporate and division level. He also has the capability to drill down into the region, district and supermarket levels as appropriate. Management, including the President, has access to detailed weekly profit and loss statements for each supermarket within the Company. These profit and loss statements are broken out by department and rolled up to the district, region, division and corporate level. The President meets regularly with his operations team to discuss operational matters such as business area updates, business plans, product offerings, new product lines, private label offerings, product promotions, competitive threats, areas of lost opportunities, supermarket openings, information systems updates, training programs, supermarket prototype designs and other operational matters.

However, the Company is only divided into divisions, regions and districts for administrative purposes to have manageable supervising authority for the supermarkets. The Company is not managed from an operations perspective as different segments based on geography. Unlike other companies, the Company is not spread out geographically (it operates in five southeastern states). The Company is operated as one business, the supermarket business, and has one supermarket strategy. As stated in our first response, all significant decisions such as corporate strategy development, cost controls, pay scale reviews and introduction/development of new products or services are centralized at the corporate level because all the supermarkets offer similar products and services, have a similar customer base and have products supplied using a common distribution network (ASC 280-10-50-11). In addition, all support functions (i.e., information systems, purchasing, marketing, accounting, warehousing and distribution, etc.) are managed centrally at the corporate level, not by division, region, district, etc. Therefore, the Company believes reporting its operations as one segment is appropriate.

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We note that you sold all Crispers restaurants in July 2011. Please tell us if you intend to present Crispers in discontinued operations. We note that the quarterly financial statements included in your Form 8-K filed on August 9, 2011 do not present any discontinued operations or disposal groups classified as held for sale. See ASC 205-20-45, 205-20-50, and 360-10-45.

Under ASC 205-20-45, the operations and cash flows of Crispers will be eliminated from the ongoing operations of the Company as a result of the sale transaction, and the Company will not have any continuing involvement in the operations of Crispers after it is sold. Crispers’ 2010 sales, net earnings, cash flows and assets are all well below 1% of the Company’s 2010 consolidated sales, net earnings, cash flows and assets and thus are immaterial. Accordingly, the Company will not present Crispers in discontinued operations. Also, since the impact of the sale transaction is immaterial, the Company did not classify Crispers as held for sale (ASC 360-10-45) in its financial statements.

(4)	Consolidation of Joint Ventures and Long-Term Debt, page 34

4.	We have reviewed your response to comment six in our letter dated July 25, 2011 and have the following comments:

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Clarify how you accounted for the newly consolidated joint ventures prior to the application of ASU 2009-17. For example, please tell us if these entities were not fully consolidated (1) since you believed you were not the primary beneficiary under the variable interest model of FIN 46R, (2) since you believed they did not meet the VIE definition, (3) since your joint venture partners had substantive participating rights that precluded consolidation under EITF 96-16, or (4) based on some other criteria.

Following is an analysis of how the Company accounted for the newly consolidated joint ventures (JVs) prior to the application of ASU 2009-17 and how it was determined, under ASU 2009-17, that these JVs qualified as VIEs. Pre-codification pronouncements throughout the response are referred to under their pre-codification name (i.e. Statements of Financial Accounting Standards (SFAS)).

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Prior to FIN 46R, the consolidation guidance was provided for in SFAS 94, an amendment of ARB 51. SFAS 94 required consolidation of all majority owned subsidiaries unless control was temporary or did not rest with the majority owner.

¡

The Company had a 50/50 ownership interest in all of its newly consolidated JVs. Since the Company did not have a majority ownership interest in any of these JVs, they were not within the scope of SFAS 94 and therefore were accounted for under the equity method.

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In 1996, EITF 96-16 was issued to clarify which JV partner has control of a limited partnership or similar entity when the limited partners have certain restrictive veto rights that call into question whether control rests with the majority owner. EITF 96-16 was limited to investments in which the investors have a majority voting interest.

¡	As mentioned above, the Company had a 50/50 ownership interest in all of its newly consolidated JVs. Therefore, they were accounted for under the equity method.

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In 2004, EITF 04-05 was issued to clarify which JV partner has control of a limited partnership or similar entity when the limited partners have certain rights, a concept that was not within the scope of SFAS 94. The scope of EITF 04-05 was limited to limited partnerships or similar entities that were not variable interest entities (VIEs) under FIN 46R. However, an entity was within the scope of EITF 04-05 if it was required to apply the consolidation guidance of SFAS 94 to its investment in a limited partnership or similar entity.

¡

It was determined that under the guidance of FIN 46R (see below), the Company’s newly consolidated JVs were not VIEs, and they were not within the scope of the consolidation guidance in SFAS 94 for the reasons explained above. Therefore, the Company’s newly consolidated JVs were not within the scope of EITF 04-05 and were accounted for under the equity method.

—

Paragraph 5a and 5b of FIN 46R (as issued) provided the following detailed guidance on how to reach a conclusion as to whether or not an entity was a VIE. An entity is a VIE if equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any of the following three characteristics:

1.	The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.

2.	The obligation to absorb the expected losses of the entity.

3.	The right to receive the expected residual returns of the entity.

¡	The Company’s newly consolidated JVs did not meet any of the above criteria and therefore were not considered VIEs.

—	As previously requested, please explain how these joint ventures meet the definition of a variable interest entity.

In 2009, SFAS 167 amended FIN 46R to replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. SFAS 167 has been codified and incorporated through ASU 2009-17. The references cited in the paragraphs below are ASC references as presented in ASU 2009-17.

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ASU 2009-17 amended the guidance in ASC 810-10-15-14(b)(1) to be consistent with the criteria in ASC 810-10-25-38A used to assess whether a variable interest is a controlling interest and could be the primary beneficiary of a VIE.

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ASC 810-10-15-14(b)(1) states that an entity is a VIE if, as a group, the equity investors lack any of the three characteristics under FIN 46R as mentioned above, which was equivalent to ASC 810-10-05-8A. However, footnote 7 to ASC 810-10-15-14(b)(1) states that “if interests other than the equity investment at risk provide the holders of that investment with such characteristics or if interests other than the equity investment at risk prevent the equity holders from having such characteristics, the entity is a variable interest entity.”

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According to Case G of the Implementation Guidance and Illustrations contained in ASC 810-10-55, there are certain factors involving single-lessee leases and the economic utility of a leased asset that would indicate that a lessee has the power to direct the activities that most significantly impact a lessor entity’s economic performance. Accordingly, the Company considered by analogy whether the Company, through the rights afforded in its anchor tenant lease agreements, has greater power than the equity investors to direct the activities that most significantly impact the JVs’ economic performance. The analysis included (1) determining the factors that most significantly influence the JVs’ economic performance and (2) considering how the Company’s anchor tenant lease agreement influences those factors. Also, as part of the analysis, the Company ignored the rights that it has as an equity investor in the JV.

¡	The factors that most significantly influence the JVs’ economic performance include:

¡	The rental income which is influenced by occupancy rates and rental rates.

¡	Changes in the fair value of the property during the lease term.

¡	The credit risk associated with non-Publix tenants.

¡	The maintenance and upkeep of the shopping center.

¡

As such, the Company believes that, through its anchor tenant leases, it has the power to direct the activities that most significantly impact a JV’s economic performance based on the following reasons:

¡	The Company’s space as an anchor tenant represents over 50% of total leasable space in the JV owned shopping center.

¡	The Company, as the anchor tenant, generally enters into lease agreements that last through substantially most of the shopping center’s economic life.

¡

The Company, through its reputation and its market presence, has the ability to attract and retain good quality tenants, maintain high occupancy rates and positively influence the rental rates that can be charged to other tenants, all of which significantly influence the economic performance of the shopping center.

¡

It was also determined that under the guidance of ASC 810, the Company is the primary beneficiary of these JVs and that through its equity interests, the Company will receive a significant portion of the JVs’ benefits or is obligated to absorb a significant portion of the JVs’ losses.

¡	Because of the above facts, the Company’s newly consolidated JVs qualify as VIEs and were consolidated when ASU 2009-17 became effective during the first quarter of fiscal year 2010.

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Tell us in detail the major joint venture decisions that can be unilaterally made by you and the decisions that must be made on a consensus basis. In doing so, explain in further detail why you believe the allocation of these rights gives you the power to direct the activities that most significantly influence the economic performance of these entities.

Most major decisions, namely borrowing money, amendments to the JV agreement and/or the admission of new members to the JV, are shared between the members. However, under ASU 2009-17, the Company’s 50/50 JVs are VIEs. Therefore, the significant influence that the Company has on the economic performance of the shopping center through its anchor tenant lease agreements outweighs the other members’ rights to participate in these major decisions.

The sale or exchange of any of the assets of the JV is another major decision that is shared among the members. Under its anchor tenant lease agreement, the Company has a right of first refusal to acquire the shopping center. Because of the significant investment it has in its supermarkets located in these shopping centers, the Company would likely exercise that right of first refusal. In such a situation, due to its strong financial position and liquidity, the Company has the ability to quickly acquire the shopping center with its cash on hand and thus dissolve the JV entity. Due to the recent downturn in the real estate market, this situation has occurred with several JVs during the past year as the Company has taken out its JV partner and become the sole owner of the shopping center. The Company expects similar situations to occur in the future. Therefore, the Company’s financial wherewithal gives it substantial leverage in such situations.

—	Quantify for us the impact of these consolidated entities on the balance sheets and statements of operations presented in your filing.

As of December 25, 2010, the impact of the Company’s newly consolidated JVs on the balance sheet and statement of operations was as follows:

Total Assets	$136,996,000
Total Liabilities	57,365,000
Total Capital	79,631,000
Net Earnings JV	3,410,000
Minority Interest	1,705,000

As demonstrated in our response, the Company went through a thorough analysis to determine the proper accounting treatment for these newly consolidated JVs in accordance with GAAP even though their impact on the Company’s consolidated financial statements is clearly immaterial. Total assets and net earnings for these newly consolidated JVs as of December 25, 2010 represented approximately 1.3% and 0.3% of the Company’s total consolidated assets and net earnings, respectively.

(6)	Retirement Plans, page 37

5.

We have reviewed your response to comment seven in our letter dated July 25, 2011. Please confirm that the amount you expense for ESOP contributions each month represents the actual cash contribution to the plan. If our assumption is incorrect, please explain to us in detail how you determine the amount expensed on a monthly basis. Also explain why you convert the contribution into shares based on your year end stock price, as opposed to the current fair value of your stock, and clarify why this lagged conversion does not misrepresent the true value of your contribution to the plan.

The Company’s contribution to its ESOP is based on a profit sharing percentage approved by the board of directors each year times the net earnings before taxes for the fiscal year. The Company records the estimated expense for the ESOP contribution on a monthly basis based on the profit sharing percentage expected to be approved by the board of directors times the net earnings before taxes for that month in accordance with ASC 718-40-25-19 and 30-5. After the profit sharing percentage is approved by the board of directors, the actual expense for the ESOP contribution is finalized. The Company’s contribution to the ESOP is made in shares, not cash, so the contribution expense must be converted to shares. This conversion is based on the Company’s stock price at the time of the contribution. The conversion of the contribution expense amount to shares has no impact on the expense recorded in the consolidated financial statements.

6.

We have reviewed your response to comment eight in our letter dated July 25, 2011. Considering the material impact of ESOP and 401(k) contributions on your financial statements and since your common stock valuation should always be based on a generally accepted valuation methodology, we are unclear why telling us and/or disclosing further details of your valuation methods would be potentially detrimental to your stockholders. Furthermore, please note that we are unable to complete a review of your financial statements without gaining comfort that your accounting for stock transactions complies with GAAP. Accordingly, please tell us in greater detail how you determine the fair value of your common stock in calculating the related compensation costs of your ESOP and 401(k) plans and in determining that stock sales under your ESPP and Directors Plan are made at fair value. In doing so, explain to us the method(s) and assumptions used in your valuations. If you believe it is appropriate, you may request confidential treatment for your response.

The detailed method used in the quarterly valuation of the Company’s common stock (Stock Valuation Methodology) is highly confidential. Unlike companies that are publicly traded, the Company’s stock price does not change daily, but rather the stock price is generally changed quarterly. While the stock price is changed quarterly, stockholders may sell Company stock on any business day and may purchase Company stock on any business day other than during the period when the quarterly financial statements are being prepared. The Company does not publicly disclose the basis of the Stock Valuation Methodology or the information used in the Stock Valuation Methodology for a number of reasons. The main reason is the risk that such disclosure would lead to anticipatory trading in the Company’s stock by providing stockholders with significant information into how the Company’s common stock is valued each quarter. Such anticipatory trading would be contrary to protection of the best interests of its stockholders.

Therefore, the balance of the Company’s response to this comment is set forth in a supplement (the “Supplement”) provided to the Staff under separate cover together with a request that the Staff return the Supplement in accordance with Exchange Act Rule 12b-4, or in the event the Supplement is not returned as requested, the Company requests confidential treatment of the Supplement under Rule 83.

We hope this letter and the supplemental response filed for comment six will resolve your comments on the Company’s Form 10-K for the fiscal year ended December 25, 2010. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips

David P. Phillips

Chief Financial Officer and Treasurer